FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month November 2016 No. 1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

On November 1, 2016, the Registrant Announce e2v Advanced CMOS Image
Sensor Solutions Now Available with New State-of-the-Art TowerJazz Technology

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: November 1, 2016	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

e2v Advanced CMOS Image Sensor Solutions Now Available with New
State-of-the-Art TowerJazz Technology

TowerJazz announces new platform for next generation global shutter pixels for industrial and 3D applications, available at TPSCo’s 110nm Arai Fab

MIGDAL HAEMEK, Israel, CHELMSFORD, England and ARAI, Japan, November 1, 2016 — TowerJazz, the global specialty foundry leader, and e2v, the global innovator of imaging solutions, have today announced that e2v’s standard and custom CMOS image sensor solutions are now available with a newly developed generation of global shutter pixels. This advanced solution has been developed by TowerJazz at TowerJazz Panasonic Semiconductor Co. (TPSCo), made possible by its long heritage and proven experience in imaging technology. Working together, e2v and TowerJazz have used their combined expertise to leverage this new technology and accelerate its availability to the market within a rapid time frame.

TPSCo’s ability to produce premium quality image sensors enabled TowerJazz to develop a significantly smaller global shutter pixel.  e2v then integrated this new technology into its state-of-the-art industrial sensors. This innovation offers highly optimized electro-optical performance with impressively low dark current noise characteristics.  This solution is the world’s smallest global shutter pixel, on a 110nm technology node with extremely high shutter efficiency. It will also serve next generation industrial and 3D gesture recognition market segments.

The new technology platform from TowerJazz will be transferred from Arai, Japan to Migdal Haemek, Israel to support large sensors and stitching, providing dual sourcing to its growing customer base. The overall image sensor market is predicted to be worth 17.5 billion USD by 20201 and this new product offering will enable e2v and TowerJazz to capitalize on this market growth.

François Thouret, President of Professional Imaging at e2v, said, “Our successful relationship with TowerJazz extends over 10 years. We are very proud to be the leading customer partnering with them and TPSCo to bring this innovative imaging solution to the market. In a fast changing and demanding industry, the availability of this groundbreaking technology is a key milestone to ensure our standard and custom solutions fulfill the current and future needs of our customers.”

Dr. Avi Strum, TowerJazz Senior VP and General Manager of CMOS Image Sensor Business Unit, said, “We are very pleased to have collaborated with e2v to produce the first sensor in the world with pixels as small as 2.8um. e2v has been a strong and dedicated partner to TowerJazz. Its exceptional capabilities in CMOS sensor design technology help deliver the best results from our leading process technology, allowing us both to gain market share in this innovative and competitive market.”

e2v’s standard and custom CMOS image sensors will be exhibited at VISION, Messe Stuttgart, Germany on November 8-10, 2016. Visit the team in booth E-17.

TowerJazz and TPSCo will be exhibiting at VISION, Messe Stuttgart, Germany on November 8-10, 2016 in booth 1I82.

About e2v
Bringing life to technology, e2v partners with its customers to improve, save and protect people’s lives. e2v’s innovations lead developments in automation, healthcare, communications, safety, discovery and the environment. e2v’s CMOS, CCD and EM image sensors, line scan cameras, camera modules and subsystems deliver high performance across many applications.

e2v’s unique approach involves listening to the market and application challenges of customers and partnering with them to provide innovative standard, semi-custom or fully custom imaging solutions, bringing increased value to their systems.

e2v employs approximately 1750 people worldwide, has design and operational facilities across Europe, North America and Asia, and has a global network of sales and technical support offices. e2v has annual sales of GB236M as at 31 March 2016 and is listed on the London Stock Exchange. For more information www.e2v.com.

About TowerJazz Panasonic Semiconductor Co.
TowerJazz Panasonic Semiconductor Co., Ltd. (TPSCo) was established by Panasonic Corporation (NASDAQ ADS: PCRFY, TYO: 6752), 51% of which was acquired by Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and 49% of which is now held by Panasonic Semiconductor Solutions Co., Ltd. TPSCo has three manufacturing facilities in Hokuriku, Japan which have been producing large scale integrated circuits for over 30 years. Areas of process technology focus include: high dynamic range image sensors (CIS and CCD), integrated power devices (BCD, SOI, and LDMOS) and high frequency silicon RFCMOS.  With over 120 qualified silicon process flows on 200mm and 300mm wafers from super micron to 45nm as well as internal back end processing, assembly and test services, TPSCo provides both IDMs and fabless companies with unparalleled semiconductor manufacturing quality and technology, including in-house turnkey services.  For more information, please visit www.tpsemico.com/.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.  For more information, please visit www.towerjazz.com

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), one in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including the most advanced image sensor technologies. For more information, please visit www.tpsemico.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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TowerJazz Asia-Pacific Company Contact: Shoko Saimiya | Shoko.saimiya@towerjazz.com
TPSCo Company Contact: Tomoko Aiyama l +81-765-22-9945 l aiyama.tomoko@tpsemico.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com
e2v Media Contact: Jessica Broom | + 44 (0)1245 453607 | jessica.broom@e2v.com

1 MarketsandMarkets, Market Report, Image Sensor Market, October 2015
http://www.marketsandmarkets.com/Market-Reports/Image-Sensor-Semiconductor-Market-601.html